Filed Pursuant to Rule 433

Dated October 24, 2016

Registration Statement: No. 333-200939

The Charles Schwab Corporation

600,000 DEPOSITARY SHARES,

EACH REPRESENTING A 1/100TH INTEREST IN A SHARE OF 4.625% FIXED-TO-FLOATING

RATE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES E

(liquidation preference $100,000 per share (equivalent to $1,000 per depositary share))

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation

Security Offered:	Depositary Shares, Each Representing a 1/100th Interest in a Share of 4.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E (the “Series E Preferred Stock”)

Expected Ratings[1]:	Baa2 (Moody’s) / BBB (S&P) / BB+ (Fitch)

Size:	$600,000,000 (600,000 depositary shares)

Over-allotment Option:	None

Liquidation Preference:	$100,000 per share of Series E Preferred Stock (equivalent to $1,000 per depositary share)

Dividend Rate (Non-Cumulative):	From October 31, 2016 to, but excluding, March 1, 2022, 4.625%, and from and including March 1, 2022, three-month LIBOR plus a spread of 3.315%

Dividend Payment Dates:	Beginning March 1, 2017, each March 1 and September 1 until March 1, 2022 and thereafter March 1, June 1, September 1 and December 1 of each year

Day Count:	From October 31, 2016 to, but excluding March 1, 2022, 30/360 and from and including March 1, 2022, Actual/360

Term:	Perpetual

Optional Redemption:	In whole or in part, from time to time, on any dividend payment date on or after March 1, 2022, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated October 24, 2016)

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

Trade Date:	October 24, 2016

Settlement Date:	October 31, 2016 (T+5)

Public Offering Price:	$1,000 per depositary share

Underwriting Discounts and Commissions:	$12.50 per depositary share

Estimated Net Proceeds to Issuer, After Deducting Underwriting Discounts and Commissions and Offering Expenses:	$591 million

CUSIP/ISIN:	808513 AP0 / US808513AP07

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	HSBC Securities (USA) Inc. Lloyds Securities Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

CAPITALIZATION—AS ADJUSTED

The following table sets forth the Issuer’s consolidated cash and cash equivalents and capitalization at June 30, 2016, as adjusted for the offering of 600,000 depositary shares.

(In millions)	As adjusted for the Offering
Cash and cash equivalents	$13,567
Preferred stock	$2,780
Total stockholders’ equity	$15,581
Total capitalization	$18,457

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman, Sachs & Co. collect at 212-902-1171, J.P. Morgan Securities LLC collect at 212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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